EXHIBIT 32.1

CERTIFICATION OF 10-Q REPORT
OF
SCOTT'S LIQUID GOLD-INC.

FOR THE QUARTER JUNE 30, 2006

1.   The undersigned are the Chief Executive Officer and the Chief
Financial Officer of Scott's Liquid Gold-Inc. ("Scott's Liquid Gold").
This Certification is made pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002. This Certification accompanies the
10-Q Report of Scott's Liquid Gold for the quarter ended June 30,
2006.

2.   We certify that such 10-Q Report fully complies with the
requirements of Section 13(a) or 15(d) of the Securities Exchange
Act of 1934 and that the information contained in such 10-Q Report
fairly presents, in all material respects, the financial condition
and results of operations of Scott's Liquid Gold.

This Certification is executed as of August 11, 2006.

/s/ Mark E. Goldstein

Mark E. Goldstein
President, Chief Executive Officer
 and Chairman of the Board
Principal Executive Officer

/s/ Jeffry B. Johnson

Jeffry B. Johnson
Treasurer and Chief Financial Officer
Principal Financial Officer